Exhibit 99.1

Richmont Mines Added to the S&P/TSX Global Mining Index and the S&P/TSX Global Gold Index

TORONTO, Ontario, Canada, June 13, 2016 - Richmont Mines Inc. (TSX - NYSE MKT: RIC) (“Richmont” or the “Corporation”) is pleased to announce that it will be added to the S&P/TSX Global Mining Index and the S&P/TSX Global Gold Index, effective after the close of trading on Friday, June 17, 2016. S&P Dow Jones Canadian Index Services announced this addition on June 10, 2016, following results of their quarterly review.

“The addition of Richmont to the S&P/TSX Global Mining and Global Gold Indices is another important milestone for Richmont and recognizes the progress we continue to make in unlocking the potential of the Island Gold Mine,” stated Mr. Renaud Adams, President and CEO. “We are confident that the inclusion in these indices will improve trading liquidity and expose Richmont to a much broader range of investors.”

The S&P/TSX Global Gold Index is a subset of the S&P/TSX Global Mining Index, which is designed to provide an investable index of global securities involved in the exploration and production of gold. For more information, visit: www.standardandpoors.com.

About Richmont Mines Inc.

Richmont Mines has produced over 1.6 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from the Island Gold Mine in Ontario and the Beaufor Mine in Quebec. Founded in 1981 and with more than 35 years of experience in gold production, exploration and development, combined with prudent financial management, the Corporation is well positioned to cost-effectively build its Canadian asset base and to successfully advance its next phase of growth.

Forward-Looking Statements

This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

For more information, please contact:

Renaud Adams	Anne Day
President and CEO	Vice-President, Investor Relations
Phone: 416 368-0291 ext. 101	Phone: 416 368-0291 ext. 105

RICHMONT MINES INC.	PRESS RELEASE | Page 1